Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratio of earnings to fixed charges and of earnings to combined fixed charges and preferred stock dividends for each of the periods indicated:

	Nine months ended September 30,	Year ended December 31,
	2017	2016	2015	2014	2013	2012
Ratio of earnings to fixed charges(1)	—	—	—	—	—	—

(1)	Earnings were not sufficient to cover fixed charges for each of the periods indicated. Earnings consist of income (loss) before provision for income taxes plus fixed charges less income (loss) attributable to noncontrolling interest. Fixed charges consist of interest charges, amortization of debt expense and discount related to indebtedness, and that portion of rental payments under operating leases we believe to be representative of interest. Earnings for the nine months ended September 30, 2017, and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012, were insufficient to cover fixed charges by $30.8, $52.0, $122.6, $96.0, $49.6 and $115.3 (in millions), respectively. For this reason, no ratios are provided for these periods.